   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 1997



                                                      REGISTRATION NO. 333-21419

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                           JACOR COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                             4832                    31-0978313
  (State or other jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer
  incorporation or organization)      Classification Code Number)    Identification No.)

                         50 EAST RIVERCENTER BOULEVARD
                                   12TH FLOOR
                           COVINGTON, KENTUCKY 41011
                                 (606) 655-2267
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              R. CHRISTOPHER WEBER
                           JACOR COMMUNICATIONS, INC.
                    50 E. RIVERCENTER BOULEVARD, 12TH FLOOR
                           COVINGTON, KENTUCKY 41011
                                 (606) 655-2267
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                          COPIES OF COMMUNICATIONS TO:

                           RICHARD G. SCHMALZL, ESQ.
                           JONATHAN D. NIEMEYER, ESQ.
                            Graydon, Head & Ritchey
                            1900 Fifth Third Center
                             Cincinnati, Ohio 45202
                                 (513) 621-6464

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the merger ("Merger") of Regent Communications, Inc. ("Regent") with and into Jacor Communications, Inc. ("Jacor") pursuant to the Agreement and Plan of Merger dated as of October 8, 1996, as amended, (the "Merger Agreement") by and between Jacor and Regent and the simultaneous closing of the acquisition by Jacor of Southwest Radio Las Vegas, Inc., all as described in the enclosed Prospectus included as Part I of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
              TITLE OF EACH CLASS OF SECURITIES                    AMOUNT TO BE     OFFERING PRICE PER      AGGREGATE
                       TO BE REGISTERED                           REGISTERED(1)            UNIT           OFFERING PRICE
Common Stock..................................................      2,432,289           $29.875(1)        $72,664,633(1)
Common Stock Purchase Warrants................................      4,436,076            $4.51(2)         $20,000,000(2)
Common Stock issuable upon exercise of Warrants...............       500,000               N/A                 N/A


              TITLE OF EACH CLASS OF SECURITIES                     AMOUNT OF
                       TO BE REGISTERED                          REGISTRATION FEE
Common Stock..................................................    $22,019.59(3)
Common Stock Purchase Warrants................................     $6,060.61(3)
Common Stock issuable upon exercise of Warrants...............      None(3)(4)



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average high and low
    prices of the Common Stock on the Nasdaq National Market on February       ,
    1997.



(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) promulgated under the Securities Act based on the price at which the Warrants may be exercised. Each Warrant is exercisable for .11271 share of Common Stock and a $40.00 exercise price must be paid to acquire a full share of Common Stock. No fractional shares will be issued upon exercise of a Warrant.



(3) Pursuant to Rules 429 and 457(b) promulgated under the Securities Act, only one fee per transaction is required to be paid. A fee of $12,916.51 was previously paid on February 4, 1997 in connection with the filing by Jacor of a Registration Statement on Form S-4 (File No. 333-21125) in connection with the Merger, to which this Registration Statement on Form S-3 relates. All of the shares of Common Stock and Warrants registered on this Form S-3 are also registered on such Form S-4. Accordingly, only the additional fee of $15,163.69 is payable in connection with this filing, due to the increase in the number of shares of Common Stock being registered pursuant to this Amendment No. 1 from 457,104 shares in the initial filing, to 2,432,289 in this current filing.


(4) No additional filing fee for the shares of Common Stock issuable upon exercise of the Warrants is required pursuant to the last sentence of Rule 457(a) promulgated under the Securities Act.
                         ------------------------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                             JACOR COMMUNICATIONS, INC.


                        2,932,289 SHARES OF COMMON STOCK
                                      AND
                  4,436,076 WARRANTS TO PURCHASE COMMON STOCK


         (INCLUDING 500,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS)


    This Prospectus relates to the issuance of 500,000 shares of common stock, $.01 par value (the "Common Stock"), of Jacor Communications, Inc., a Delaware corporation ("Jacor"), issuable upon the exercise of common stock purchase warrants (the "Warrants") issued to (i) stockholders of Regent Communications, Inc., a Delaware corporation ("Regent"), in the merger (the "Merger") of Regent with and into Jacor, pursuant to the Agreement and Plan of Merger dated as of October 8, 1996, as amended, by and between Jacor and Regent (the "Merger Agreement") and (ii) the sole shareholder of Southwest Radio Las Vegas, Inc. ("SRLV") in the simultaneous acquisition by Jacor of SRLV (the "Acquisition"), pursuant to the Letter Agreement dated as of October 8, 1996 by and among SRLV, Southwest Florida Enterprises, Inc. ("SFE"), Jacor and Regent. Unless otherwise indicated, all references to "Jacor" refer to Jacor Communications, Inc. and all subsidiaries thereof.



    This Prospectus also relates to the sale by certain individuals and entities identified herein (the "Selling Security Holders") of (i) the 2,432,289 shares of Common Stock issued to the Selling Security Holders in the Merger and Acquisition, (ii) the 3,031,305 Warrants issued to the Selling Security Holders in the Merger and Acquisition, and (iii) the 500,000 shares of Common Stock issuable to the Selling Security Holders upon the exercise of such Warrants. The Selling Security Holders' Warrants and shares of Common Stock covered hereunder may be offered for sale from time to time by the Selling Security Holders. See "Selling Security Holders" and "Plan of Distribution."



    The Common Stock is quoted on the Nasdaq National Market under the symbol "JCOR." The last reported sale price of a share of Common Stock on the Nasdaq National Market on February 26, 1997 was $30.25. The Warrants have been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "JCORM."



    In the Merger, Regent stockholders received, in exchange for each issued and outstanding share of Regent common stock, (i) .79565 of a share of Common Stock,
(ii) $1.26988 in cash, and (iii) a Warrant to acquire .11271 of a share of Common Stock. In the simultaneous Acquisition, SFE received (i) 402,351 shares of Common Stock and (ii) 480,000 Warrants. The Warrants have an exercise price of $40.00 per full share of Common Stock. The exercise price was determined in arms-length negotiations between Jacor and Regent. At the time of the exercise of any Warrant the holder of such Warrant will receive, in lieu of any fractional share of Common Stock, an amount in cash equal to the closing price for one share of Common Stock on the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction. Based on the number of shares of Regent common stock outstanding as of the effective time of the Merger (the "Effective Time"), the total number of Warrants outstanding as a result of the Merger and the Acquisition is 4,436,076.



    SEE "RISK FACTORS" AT PAGE 4 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

    The Common Stock and the Warrants may be offered for sale from time to time during the periods specified herein by the Selling Security Holders, or by certain other persons, including persons who qualify as "Holders" under the Registration Rights Agreement described herein and who are named in an amendment or supplement to this Prospectus in one or more transactions described herein on the Nasdaq National Market or any securities exchange on which the Common Stock and Warrants are listed, in the over-the-counter market, in one or more private transactions or in a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices or at negotiated prices. See "Plan of Distribution". The price at which any of the shares of Common Stock or Warrants may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. Persons effecting resales of Common Stock or Warrants purchased and dealers or brokers handling such transactions may be deemed (such persons not so conceding) to be "underwriters" within the meaning of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act"), with respect to such sales.


    Pursuant to agreements with the Selling Security Holders, Jacor has agreed to pay the costs, fees and expenses incurred in connection with the registration of the Warrants and the shares of Common Stock being sold by the Selling Security Holders including the reasonable expenses of one counsel retained to represent all holders of the Registrable Securities (as defined herein); provided, however, that Jacor will not pay any discounts, commissions, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the distribution of the Registrable Securities.



               THE DATE OF THIS PROSPECTUS IS FEBRUARY 27, 1997.

                             AVAILABLE INFORMATION

    Jacor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Jacor files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a Web site located at http://www.sec.gov containing such information.

    Jacor has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Common Stock is traded on the Nasdaq National Market. The Warrants have been approved for listing on the Nasdaq National Market subject to official notice of issuance. Reports and other information concerning Jacor are available for inspection and copying at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006-1506.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by Jacor with the Commission under the Exchange Act are incorporated herein by reference and are made a part hereof:

        (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended;

        (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, as amended, and September 30, 1996, as amended;

        (c) Current Reports on Form 8-K dated February 14, 1996, February 27, 1996, March 6, 1996, as amended, March 27, 1996, as amended, July 30, 1996, October 3, 1996, October 11, 1996, October 23, 1996, as amended, November 6, 1996, December 12, 1996, January 9, 1997, and January 24, 1997; and


        (d) Form 8-B Registration Statement dated September 23, 1996; and



        (e) Form 8-A Registration Statement dated February 13, 1997.


    All documents filed by Jacor pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS HAS BEEN DELIVERED. SUCH REQUEST SHOULD BE DIRECTED TO KIRK BREWER, DIRECTOR OF CORPORATE COMMUNICATIONS AND INVESTOR RELATIONS, JACOR COMMUNICATIONS, INC., 50 EAST RIVERCENTER BOULEVARD, 12TH FLOOR, COVINGTON, KY 41011, TELEPHONE NUMBER (606) 655-2267.

                                  RISK FACTORS

    RISKS OF ACQUISITION STRATEGY. Jacor intends to pursue growth through the opportunistic acquisition of broadcasting companies, radio station groups, individual radio stations and entities that provide services to radio station groups or individual radio stations. In this regard, Jacor routinely reviews such acquisition opportunities. Jacor believes that currently there are available a number of acquisition opportunities that would be complementary to its business. Jacor cannot predict whether it will be successful in pursuing such acquisition opportunities or what the consequences of any such acquisition would be.

    The receipt of certain federal and state governmental or regulatory approvals are required in order to consummate the acquisitions, including approvals or waivers from the Federal Communications Commission (the "FCC"), and, if certain criteria are met, the expiration of or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as enforced by the Antitrust Division of the Department of Justice (the "Antitrust Division"). With regard to each proposed acquisition, Jacor will use its reasonable best efforts to obtain such approvals or waivers, but there can be no assurance as to when or if such approvals or waivers will be obtained such that the acquisitions may be consummated.

    Jacor's acquisition strategy involves numerous risks, including difficulties in the integration of operations and systems, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired stations. There can be no assurance that Jacor's management will be able to manage effectively the resulting business or that such acquisitions will benefit Jacor.

    Future acquisitions also may involve the expenditure of significant funds. Depending upon the nature, size and timing of future acquisitions, Jacor may be required to raise additional financing. There is no assurance that such additional financing will be available to Jacor on acceptable terms.

    INCREASED ANTITRUST SCRUTINY. Subsequent to the passage of the Telecom Act, the radio broadcast industry has been subject to an increased amount of scrutiny by the Antitrust Division. Such scrutiny caused Jacor to experience delays in closing both its merger with Citicasters Inc. (now known as JCC) (the "Citicasters Merger") and its acquisition of Noble Broadcast Group, Inc. (the "Noble Acquisition") and to incur increased transaction costs. Jacor could experience similar delays and increased costs in connection with future transactions.

    The Antitrust Division or the FTC could also compel changes in the proposed terms of acquisitions. This is evidenced by Jacor's agreement with the Antitrust Division in connection with the Citicasters Merger pursuant to which Jacor agreed to divest WKRQ-FM in Cincinnati by February 1997 and to inform the Antitrust Division of certain transactions in Cincinnati that would not otherwise be reportable under the HSR Act. Antitrust Division scrutiny also resulted in Jacor terminating its agreement to finance the acquisition of WGRR-FM in Cincinnati by Tsunami Communications, Inc., the entity with whom Jacor has a joint sales agreement ("JSA") for a Denver radio station. Subsequent to such termination, Jacor received from the Antitrust Division a civil investigative demand relating to the proposed transaction. In November 1996, the Antitrust Division suspended Jacor's obligation to respond to this civil investigative demand.

    In addition, Jacor has received an industry-wide civil investigative demand relating to JSAs pursuant to which the Antitrust Division is examining the antitrust implications of such arrangements. Jacor anticipates that the Antitrust Division's determinations of the permissibility of JSAs will depend on the specific characteristics of the markets, stations and relationships being reviewed. Jacor believes that its existing JSAs are appropriate under applicable antitrust laws and that its JSAs are not material to its business as such arrangements only account for approximately 1.0% of Jacor's net revenues.

    Although Jacor does not believe that antitrust considerations will adversely affect Jacor's ability to successfully implement its business strategy, the effects of the Antitrust Division's heightened level of scrutiny on the radio broadcast industry and on Jacor are uncertain. There can be no assurance that these concerns will not negatively impact Jacor.

    FCC REGULATION OF BROADCASTING INDUSTRY. The broadcasting industry is subject to extensive regulation by the FCC which, among other things, requires approval for the issuance, renewal, transfer and assignment of broadcasting station operating licenses, limits the number of broadcasting properties Jacor may acquire and regulates the operations of broadcasting stations. Additionally, in certain circumstances, the Communications Act of 1934, as amended (the "Communications Act"), and FCC rules will operate to impose limitations on alien ownership and voting of the capital stock of Jacor. The FCC is considering changes to its rules in response to the Telecom Act and other industry developments. There can be no assurance that any such rule changes will not negatively impact Jacor's operations in the future.

    Jacor's business will be dependent upon maintaining its broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years. Many of Jacor's operating licenses expire at various times in 1997. Although it is rare for the FCC to deny a renewal application, there can be no assurance that the pending or future renewal applications will be approved, or that such renewals will not include conditions or qualifications that could adversely affect Jacor's operations. Moreover, governmental regulations and policies may change over time and there can be no assurance that such changes would not have a material adverse impact upon Jacor's business, financial condition and results of operations.

    COMPETITION; BUSINESS RISKS. Broadcasting is a highly competitive business. Jacor's radio and television stations compete for audiences and advertising revenues with other radio and television stations, as well as with other media, such as newspapers, magazines, cable television, outdoor advertising and direct mail, within their respective geographic areas. Audience ratings and revenue shares are subject to change and any adverse change in a particular geographic area could have a material and adverse effect on the revenue of stations located in that geographic area. Future operations are further subject to many variables which could have an adverse effect upon Jacor's financial performance. These variables include economic conditions, both generally and relative to the broadcasting industry; shifts in population and other demographics; the level of competition for advertising dollars with other radio stations, television stations and other entertainment and communications media; fluctuations in operating costs; technological changes and innovations; changes in labor conditions; and changes in governmental regulations and policies and actions of federal regulatory bodies. Although Jacor believes that each of its stations will be able to compete effectively in its respective broadcast area, there can be no assurance that any such station will be able to maintain or increase its current audience ratings and advertising revenues.

    SUBSTANTIAL LEVERAGE AND LIMITED FINANCIAL FLEXIBILITY. Future acquisitions may result in a higher level of indebtedness for Jacor. Jacor's outstanding indebtedness may have the following important consequences: (i) significant interest expense and principal repayment obligations resulting in substantial annual fixed charges; (ii) significant limitations on Jacor's ability to obtain additional debt financing; and (iii) increased vulnerability to adverse general economic and industry conditions. In addition, the Credit Facility has a number of financial covenants, including interest coverage, debt service coverage and a maximum ratio of debt to earnings before other expenses (income), interest, expenses, taxes, depreciation and amortization. See "Description of Indebtedness."

    SHARE OWNERSHIP BY ZELL/CHILMARK. Zell/Chilmark Fund L.P. ("Zell/Chilmark") currently holds approximately 13,349,720 shares of the outstanding Jacor Common Stock and is Jacor's largest shareholder as of the date hereof. The large share ownership of Zell/Chilmark may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Jacor, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then-current market prices.

    By virtue of its current control of Jacor, Zell/Chilmark could sell large amounts of Jacor Common Stock by causing Jacor to file a registration statement with respect to such stock. In addition, Zell/Chilmark could sell its shares of Jacor Common Stock without registration pursuant to Rule 144 under the Securities Act. Jacor can make no prediction as to the effect, if any, that such sales of shares of Jacor Common Stock would have on the prevailing market price. Sales of substantial amounts of Jacor Common Stock, or the availability of such shares for sale, could adversely affect prevailing market prices. Sales or transfers of Jacor Common Stock by Zell/Chilmark could result in another person or entity becoming the controlling shareholder of Jacor.


    LACK OF DIVIDENDS; RESTRICTIONS ON PAYMENTS OF DIVIDENDS. Jacor has not paid any dividends to its shareholders. Jacor intends to retain all available earnings, if any, generated by its operations for the development and growth of its business and does not anticipate paying any dividends on Common Stock in the foreseeable future. In addition, Jacor's ability to pay dividends on the Common Stock is dependent upon distributions that Jacor may receive from its subsidiaries, which distributions are restricted under Jacor's credit facilities. See "DESCRIPTION OF INDEBTEDNESS--Credit Facility."


    KEY PERSONNEL. Jacor's business is dependent upon the performance of certain key employees, including its Chief Executive Officer and its President. Jacor employs several on-air personalities with significant loyal audiences in their respective broadcast areas. Jacor generally enters into long-term employment agreements with its key on-air talent to protect its interests in those relationships, but there can be no assurance that all such on-air personalities will remain with Jacor.

    CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK. Jacor has shares of Jacor Common Stock which are authorized but unissued (assuming no exercise of options) and 4,000,000 shares of Preferred Stock authorized but unissued for future issuance, without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

    One of the effects of the existence of unissued and unreserved Jacor Common Stock or Preferred Stock may be to enable the Jacor Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of Jacor by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of Jacor.

    The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Jacor. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to the holders of Jacor Common Stock or could adversely effect the rights and powers, including voting rights of the holders of the Jacor Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Jacor Common Stock. Jacor does not currently have any plans to issue additional shares of Jacor Common Stock or Preferred Stock other than shares of Jacor Common Stock which may be issued upon the exercise of options and stock units which have been granted or which may be granted in the future to directors, officers, and employees of Jacor or shares of Jacor Common Stock issuable upon conversion of the LYONs (as defined herein), the Citicasters Warrants (as defined herein) and the Warrants.

    FORWARD-LOOKING STATEMENTS. This Prospectus sets forth or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "BUSINESS OF JACOR", as well as within the Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth above and the matters set forth or incorporated by reference in this Prospectus generally. Jacor undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. Jacor cautions the reader, however, that this list of risk factors may not be exhaustive.

                               BUSINESS OF JACOR

    Jacor is a holding company engaged primarily in the radio broadcasting business. Jacor's principal executive offices are located at 50 East RiverCenter Boulevard, 12th Floor, Covington, Kentucky 41011 and its telephone number is
(606) 655-2267.


    As of February 26, 1997, Jacor entities owned and/or operated 61 radio stations located across the United States in 16 broadcast areas: Los Angeles, Atlanta, Denver, San Diego, St. Louis, Cincinnati, Tampa, Portland, Columbus, Kansas City, Jacksonville, Toledo, Lexington, Boise, Venice/Englewood, Florida and Casper, Wyoming, and one television station located in the Cincinnati broadcast area. Jacor also has joint sales agreements to sell advertising time for one station in Cincinnati, one station in Denver, one station in Salt Lake City and one station in Louisville. Jacor further provides programming for and sells air time to two stations in Baja California, Mexico pursuant to an exclusive sales agency agreement.



    Jacor also has entered into agreements to acquire an additional 53 radio stations (including stations to be acquired in the Merger), which will expand its presence in San Diego, Portland, Columbus, Kansas City, Toledo, Lexington and Lima, Ohio, and allow Jacor to enter the Salt Lake City, Las Vegas, Louisville, Rochester, Des Moines, Charleston, S.C., Cedar Rapids, Sarasota/Bradenton and Fort Collins/Greeley, Co. broadcast areas.


    Jacor is continuing to negotiate acquisitions for additional radio stations in its existing markets and in new markets. There can be no assurance that Jacor will successfully complete any such acquisitions or what the consequences thereof would be.

    Additional information concerning Jacor is incorporated by reference in this Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                USE OF PROCEEDS

    Jacor does not currently have specific plans for the use of the net proceeds which may be received from time to time from the sale of shares of Common Stock pursuant to the exercise of Warrants. However, Jacor currently anticipates that any such net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, repayment of indebtedness and acquisitions. Pending the application of the net proceeds, Jacor expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

    Jacor will not receive any proceeds from the sale of Warrants and/or shares of Common Stock by the Selling Security Holders.

                            SELLING SECURITY HOLDERS

    Jacor and the Selling Security Holders (all of whom are named in the following table) are parties to a Registration Rights Agreement dated as of October 8, 1996 (the "Registration Rights Agreement"), pursuant to which Jacor granted certain registration rights to the Selling Security Holders and any of their stockholders, partners or affiliates to whom they may transfer the Warrants, the Common Stock issued pursuant to the Merger and the Acquisition or the Common Stock issued upon the exercise of such Warrants (collectively the "Registrable Securities"). Pursuant to the Registration Rights Agreement, Jacor agreed to file with the Securities and Exchange Commission a Registration Statement under the Securities Act and maintain its effectiveness until the earlier of (i) the first date as of which all Registrable Securities cease to be Registrable Securities and (ii) the later of (a) the third anniversary of the closing date of the Merger and (b) the first anniversary of the date on which the last Warrant was exercised. Under the terms of the Registration Rights Agreement, Jacor has agreed to pay the costs, fees and expenses incurred in connection with the registration of the Warrants and the shares of Common Stock being sold by the Selling Security Holders including the reasonable expenses of one counsel retained to represent all Holders of the Registrable Securities being registered; provided, however, that Jacor will not pay any discounts, commissions, underwriting or advisory fees, brokers' fees or fees of similar securities industry professionals relating to the distribution of the Registrable Securities. Jacor has agreed to indemnify the Selling Security Holders and any underwriters against certain liabilities, including liabilities under the Securities Act.


    The following table sets forth certain information with respect to the Selling Security Holders and their beneficial ownership of Common Stock as of the Effective Time of the Merger. Prior to the Effective Time of the Merger, other than Terry S. Jacobs, no Selling Security Holders held any positions or offices or had any other material relationships with Jacor, or any of its predecessors or affiliates, during the past three years.



    Terry S. Jacobs, the founder and President of Regent, initially founded Jacor in 1981. Mr. Jacobs served as Chairman of the Board, Chief Executive Officer and President of Jacor until 1993. Prior to the termination of his relationship with Jacor, Mr. Jacobs and Jacor entered into a four year consulting agreement which expires in 1997. Pursuant to such consulting agreement, Jacor is obligated to pay Mr. Jacobs $155,250 in 1997 and Jacor has previously paid him $247,250 in 1994, $233,250 in 1995 and $219,250 in 1996. Mr.
Jacobs is also the founder of JS Communications, Inc., which has entered into a letter of intent with Jacor to purchase KCBQ-AM in San Diego from Jacor upon consummation of Jacor's purchase of four stations in San Diego from Par Broadcasting Company, Inc.



                                                                                                   NUMBER OF SHARES
                                                                                                    OF COMMON STOCK
                                                                                                    AND PERCENTAGE
                                                        NUMBER OF SHARES     NUMBER OF SHARES        ASSUMING THE
                                                         OF COMMON STOCK      OF COMMON STOCK         SALE OF ALL
                                                       BENEFICIALLY OWNED      WHICH MAY BE         SHARES OFFERED
NAME AND ADDRESS OF                                         AS OF THE        SOLD PURSUANT TO         PURSUANT TO
BENEFICIAL OWNER                                        EFFECTIVE TIME(1)     THIS PROSPECTUS       THIS PROSPECTUS
-----------------------------------------------------  -------------------  -------------------  ---------------------
Chrysalis Ventures Limited Partnership(2)............          31,826               31,826                     0%
Electra Investment Trust PLC(3)......................         530,433              530,433                     0%
Lawrence, Tyrrell, Ortale & Smith II, L.P.(4)........         151,173              151,173                     0%
Lepercq, deNeuflize & Co., Inc.(5)...................           3,182                3,182                     0%
LN Investment Capital Limited Partnership(5).........         195,655              195,655                     0%
Richland Ventures, L.P.(4)...........................         185,651              185,651                     0%
South Atlantic Venture Fund II, Limited
 Partnership(6)......................................         254,608              254,608                     0%
South Atlantic Venture Fund III, Limited
 Partnership(6)......................................         135,260              135,260                     0%
Southwest Florida Enterprises, Inc.(7)...............         402,351              402,351                     0%
Michael J. Connelly(5)...............................           8,410                8,410                     0%
J. David Grissom(2)..................................         275,294              275,294                     0%
Terry S. Jacobs(8)...................................         144,946              144,946                     0%
David A. Jones, Jr.(2)...............................           7,160                7,160                     0%
William H. Lomicka(2)................................          50,921               50,921                     0%
William H. Stakelin(8)...............................          49,770               49,770                     0%
George E. Willett(8).................................           5,649                5,649                     0%


------------------------

(1) The Securities and Exchange Commission (the "Commission") has defined beneficial ownership to include sole or shared voting or investment power with respect to a security or the right to acquire beneficial ownership of a security within 60 days. The number of shares indicated are owned with sole voting and investment power unless otherwise noted. Under rules promulgated by the Commission, any securities not outstanding that are subject to options or warrants exercisable within 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(2) The address of Chrysalis Ventures Limited Partnership, J. David Grissom, David A. Jones, Jr. and William H. Lomicka is 400 West Market Street, Louisville, Kentucky 40202. Mr. Jones is a director of the general partner of Chrysalis Ventures Limited Partnership and, as such, Mr. Jones could be deemed the beneficial owner of the Jacor securities held by the partnership. The partnership's Jacor securities are not included in Mr. Jones' holdings in the tables shown above and below.



(3) The address of Electra Investment Trust PLC is Electra Fleming Inc., 320 Park Avenue, 28th Floor, New York, New York 10022.



(4) The address of Lawrence, Tyrell, Ortale & Smith II, L.P. and Richland Ventures, L.P. is 3100 West End Avenue, Suite 400, Nashville, Tennessee 37203.



(5) The address of Lepercq, deNeuflize & Co., Inc., LN Investment Capital Limited Partnership and Michael J. Connelly is 1675 Broadway, New York, New York 10019. Mr. Connelly is the managing general partner of LN Investment Capital Limited Partnership and, as such, Mr. Connelly could be deemed the beneficial owner of the Jacor securities held by the partnership. The partnership's Jacor securities are not included in Mr. Connelly's holdings in the tables shown above and below.



(6) The address of South Atlantic Venture Fund II, Limited Partnership and South Atlantic Venture Fund III, Limited Partnership is 614 West Bay Street, Suite 200, Tampa, Florida 33606.



(7) The address of Southwest Florida Enterprises, Inc. is 401 NW 38th Court, Miami, Florida 33126.



(8) The address of Terry S. Jacobs, William L. Stakelin and George E. Willett is 50 East RiverCenter Boulevard, Suite 180, Covington, KY 41011.


    The following table sets forth certain information with respect to the Selling Security Holders and their beneficial ownership of Warrants as of the Effective Time of the Merger.


                                                                                                        NUMBER OF
                                                                                    NUMBER OF           WARRANTS
                                                                                    WARRANTS         OWNED ASSUMING
                                                                    NUMBER OF     WHICH MAY BE       THE SALE OF ALL
                                                                 WARRANTS OWNED   SOLD PURSUANT     WARRANTS OFFERED
NAME OF                                                             AS OF THE        TO THIS           PURSUANT TO
BENEFICIAL OWNER                                                 EFFECTIVE TIME    PROSPECTUS        THIS PROSPECTUS
---------------------------------------------------------------  ---------------  -------------  -----------------------
Chrysalis Ventures Limited Partnership.........................        40,000          40,000                   0%
Electra Investment Trust PLC...................................       666,667         666,667                   0%
Lawrence, Tyrrell, Ortale & Smith II, L.P......................       190,000         190,000                   0%
Lepercq, deNeuflize & Co., Inc. ...............................         4,000           4,000                   0%
LN Investment Capital Limited Partnership......................       245,907         245,907                   0%
Richland Ventures, L.P.........................................       233,333         233,333                   0%
South Atlantic Venture Fund II, Limited Partnership............       320,000         320,000                   0%
South Atlantic Venture Fund III, Limited Partnership...........       170,000         170,000                   0%
Southwest Florida Enterprises, Inc.............................       480,000         480,000                   0%
Michael J. Connelly............................................        10,571          10,571                   0%
J. David Grissom...............................................       346,000         346,000                   0%
Terry S. Jacobs................................................       182,174         182,174                   0%
David A. Jones, Jr.............................................         9,000           9,000                   0%
William H. Lomicka.............................................        64,000          64,000                   0%
William L. Stakelin............................................        62,553          62,553                   0%
George E. Willett..............................................         7,100           7,100                   0%


    Because the Selling Security Holders may sell all or part of their Warrants and/or shares of Common Stock offered hereby, no estimate can be given as to the number of Warrants and shares of Common Stock that will be held by any Selling Security Holders upon termination of any offering made hereby.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Jacor consists of 100,000,000 shares of Common Stock, $.01 par value and 2,000,000 shares of Class A Preferred Stock, $.01 par value ("Class A Preferred Stock") and 2,000,000 shares of Class B Preferred Stock, $.01 par value ("Class B Preferred Stock", together with the Class A Preferred Stock "Preferred Stock"). As of December 31, 1996, 31,385,724 shares of Common Stock were issued and outstanding. No shares of Preferred Stock are issued and outstanding as of the date hereof.

COMMON STOCK

    Under Jacor's Certificate of Incorporation and Delaware law, the holders of Common Stock have no preemptive rights and the Common Stock has no redemption, sinking fund, or conversion privileges. The holders of Common Stock are entitled to one vote for each share held on any matter submitted to the stockholders and do not have the right to cumulate their votes in the election of director. All corporate action requiring stockholder approval, unless otherwise required by law, Jacor's Certificate of Incorporation or its Bylaws, must be authorized by a majority of the votes cast. Approval of only a majority of the outstanding voting shares is required to effect (i) an amendment to Jacor's Certificate of Incorporation, (ii) a merger or consolidation, and (iii) a disposition of all or substantially all of Jacor's assets. A majority of the directors on the Jacor Board, as well as a majority of the outstanding voting shares, have the ability to amend the Jacor Bylaws.

    In the event of liquidation, each share of Common Stock is entitled to share ratably in the distribution of remaining assets after payment of all debts, subject to the prior rights in liquidation of any share of preferred stock issued. Holders of shares of Common Stock are entitled to share ratably in such dividends as the Jacor Board of Directors, in its discretion, may validly declare from funds legally available therefor, subject to the prior rights of holders of shares of Jacor's preferred stock as may be outstanding from time to time. Certain restrictions on the payment of dividends are imposed under the Credit Facility. See "RISK FACTORS--Lack of Dividends; Restrictions on Payments of Dividends."

CLASS A AND CLASS B PREFERRED STOCK

    No shares of Preferred Stock have been issued. The Class A Preferred Stock has full voting rights. The Class B Preferred Stock has no voting rights except as otherwise provided by law or as lawfully fixed by the Board of Directors with respect to a particular series. Jacor's Certificate of Incorporation authorizes the Jacor Board to provide from time to time for the issuance of the shares of Preferred Stock and by resolution to establish the terms of each such series, including (i) the number of shares of the series and the designation thereof,
(ii) the rights in respect of dividends on the shares, (iii) liquidation rights,
(iv) redemption rights, (v) the terms of any purchase, retirement or sinking fund to be provided for the shares of the series, (vi)terms of conversion, if any, (vii) restrictions, limitations and conditions, if any, on issuance of indebtedness of Jacor, (viii) voting rights; and (ix) any other preferences and other rights and limitations not inconsistent with law, the Certificate of Incorporation, or any resolution of the Jacor Board.

    The issuance of Preferred Stock, while providing flexibility in connection with the possible acquisitions and other corporate purposes, could among other things adversely affect the rights of holders of Common Stock, and, under certain circumstances, make it more difficult for a third party to gain control of Jacor. In the event that shares of Preferred Stock are issued and convertible into shares of Common Stock the holders of Common Stock may experience dilution.

WARRANTS

    Jacor issued the Warrants pursuant to the terms of the Warrant Agreement. If all of the Warrants are exercised, 500,000 shares of Common Stock would be issued.


    Each Warrant initially entitles the holder thereof to purchase .11271 share of Common Stock (the "Fraction"), at a price of $40.00 per full share of Common Stock (the "Warrant Price"). The Warrant Price and the number of shares of Common Stock issuable upon the exercise of each Warrant are subject to adjustment in certain events described below. Each Warrant may be exercised on or after the issuance thereof and until 5:00 pm., Eastern Time, on the fifth anniversary of the date of the Effective Time (the "Expiration Date") in accordance with the terms of the Warrants and the Warrant Agreement; provided, however, if any of the Warrants are called for redemption by Jacor, at a price per Warrant equal to $12.00 multiplied by the Fraction, as adjusted from time to time under the terms of the Warrant Agreement, on or after the third anniversary of the Effective Time as provided for in the Warrant Agreement, the right of the Warrants to be so redeemed shall expire at the close of business, New York time, on such redemption date. To the extent that any Warrant remains outstanding after such time, such unexercised Warrant will automatically terminate.

    Warrants may be exercised by surrendering to the Warrant Agent a signed Warrant certificate together with the form of election to purchase on the reverse thereof indicating the Warrant holder's election to exercise all or a portion of the Warrants evidenced by such certificate. Surrendered certificates must be accompanied by payment of the aggregate Warrant Price in respect of the Warrants to be exercised, which payment may be made in cash or by certified or bank cashier's check drawn on a banking institution chartered by the government of the United States or any state thereof payable to the order of Jacor. No adjustments as to cash dividends with respect to the Jacor Common Stock will be made upon any exercise of Warrants.

    If fewer than all the Warrants evidenced by any certificate are exercised, the Warrant Agent will deliver to the exercising warrant holder a new Warrant certificate representing the unexercised Warrants. Jacor will not be required to issue fractional shares of Common Stock upon exercise of any Warrant and in lieu thereof will pay in cash an amount equal to the closing price per share of Common Stock on the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, determined as provided in the Warrant Agreement. Jacor has reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the Warrants.

    A Warrant may not be exercised in whole or in part by a Holder if in the reasonable opinion of counsel to Jacor the issuance of Common Stock upon such exercise would cause Jacor to be in violation of the broadcast multiple ownership provisions of the Communications Act, or the rules and regulations in effect thereunder and Jacor notifies such Holder to that effect. Upon receipt of said notice, such Holder may take such steps, at its own expense, as it reasonably determines necessary so that the exercise of the Warrant would not cause such a violation; provided, that upon completion of said steps, such Holder shall notify Jacor and if such proposed revised transaction would still, in the reasonable opinion of counsel to Jacor, cause Jacor to be in violation of such provisions, rules or regulations, then Jacor shall within five business days make an offer to purchase such Warrant at a price equal to the excess of
(x) the current market price (as defined in the Warrant Agreement) on the date of such offer over (y) the Warrant Price.

    On or after the third anniversary of the Effective Time, Jacor has the right to redeem any or all of the Warrants at a price of $12.00 per Warrant multiplied by the Fraction, as adjusted from time to time as set forth below.

    The number of shares of Common Stock purchasable upon the exercise of each Warrant and the Warrant Price are subject to adjustment in connection with (i) the issuance of a stock dividend or distribution to holders of Common Stock, a combination or subdivision or issuance by reclassification of Common Stock; (ii) the issuance of rights, options or warrants to all holders of Common Stock without charge to such holders to subscribe for or purchase shares of Common Stock at a price per share which is lower than the then current market price; and (iii) certain distributions by Jacor to the holders of Common Stock of evidences of indebtedness or of its assets (excluding cash dividends or distributions pursuant to an announced policy of the Company payable out of earnings or out of surplus legally available for dividends) or of convertible securities, all as set forth in the Warrant Agreement. Notwithstanding the foregoing, no adjustment in the number of Warrant Shares will be required until such adjustment would require an increase or decrease of at least one percent (1%) in the number of Warrant Shares purchasable upon the exercise of each Warrant. In addition, Jacor may at its option reduce the Warrant Price to any amount deemed appropriate by the Jacor Board.

    In case of any consolidation or merger of Jacor with or into another corporation, or any sale, transfer or lease to another corporation of all or substantially all the property of Jacor, the Warrant Agreement will require that effective provisions will be made so that each holder of an outstanding Warrant will have the right thereafter to exercise the Warrant for the kind and amount of securities and property receivable in connection with such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Common Stock for which such Warrant were exercisable immediately prior thereto. In addition, pending execution of the Warrant Agreement, the Merger Agreement provides that, if after the date of the Merger Agreement and prior to the issuance of the Warrants, Jacor takes any action which, if the Warrants had been issued and outstanding as of such date, would have required an adjustment in the exercise price of the Warrants or in the number of shares purchasable upon exercise of the Warrants, then the exercise price of the Warrants or such number of shares will be adjusted upon issuance of the Warrants to give effect to the adjustment which would have been required as a result of such action.

    The Warrant Agreement may be amended or supplemented without the consent of the holders of Warrants to cure any ambiguity or to correct or supplement any defective or inconsistent provision contained therein, or to make such other necessary or desirable changes which shall not adversely affect the interests of the warrant holders. Any other amendment to the Warrant Agreement shall require the consent of warrant holders representing not less than 50% of the Warrants then outstanding provided that no change in the number or nature of the securities purchasable upon the exercise of any Warrant, or the Warrant Price therefor, or the acceleration of the Expiration Date, and no change in the antidilution provisions which would adversely affect the interests of the holders of Warrants, shall be made without the consent of the holder of such Warrant, other than such changes as are specifically prescribed by the Warrant Agreement or are made in compliance with applicable law.

    No holder of Warrants is entitled to vote or receive dividends or be deemed for any purpose the holder of Common Stock until the Warrants are properly exercised as provided in the Warrant Agreement.

CITICASTERS WARRANTS

    Jacor issued the Citicasters Warrants pursuant to the terms of the Citicasters Merger agreement. If all of the Citicasters Warrants are exercised, 4,400,000 shares of Jacor Common Stock would be issued. Each Citicasters Warrant initially entitles the holder thereof to purchase .2035247 of a share of Jacor Common Stock at a price of $28.00 per full share (the "Citicasters Price"). The Citicasters Price and the number of shares of Jacor Common Stock issuable upon the exercise of each Citicasters Warrant are subject to adjustment in certain events described below. Each Citicasters Warrant may be exercised until 5:00 p.m., Eastern Time, on September 18, 2001 (the "Citicasters Expiration Date") in accordance with the terms of the Citicasters Warrants and Citicasters warrant agreement. To the extent that any Citicasters Warrant remains outstanding after such time, such unexercised Citicasters Warrant will automatically terminate.

    Citicasters Warrants may be exercised by surrendering to the warrant agent a signed Citicasters Warrant certificate together with the form of election to purchase on the reverse thereof indicating the warrantholder's election to exercise all or a portion of the Citicasters Warrants evidenced by such certificate. Surrendered certificates must be accompanied by payment of the aggregate Citicasters Price in respect of the Citicasters Warrant to be exercised, which payment may be made in cash or by certified or bank cashier's check drawn on a banking institution chartered by the government of the United States or any state thereof payable to the order of Jacor. No adjustments as to cash dividends with respect to the Jacor Common Stock will be made upon any exercise of Citicasters Warrants.

    If fewer than all of the Citicasters Warrants evidenced by any certificate are exercised, the warrant agent will deliver to the exercising warrantholder a new Citicasters Warrant certificate representing the unexercised Citicasters Warrants. Jacor will not be required to issue fractional shares of Jacor Common Stock upon exercise of any Citicasters Warrant and in lieu thereof will pay in cash an amount equal to the same fraction of the closing price per share of the Jacor Common Stock, determined as provided in the Citicasters warrant agreement. Jacor has reserved for issuance a number of shares of Jacor Common Stock sufficient to provide for the exercise of the rights of purchase represented by the Citicasters Warrants.

    A Citicasters Warrant may not be exercised in whole or in part if in the reasonable opinion of counsel to Jacor the issuance of Jacor Common Stock upon such exercise would cause Jacor to be in violation of the Communications Act or the rules and regulations in effect thereunder.

    The number of shares of Jacor Common Stock purchasable upon the exercise of each Citicasters Warrant and the Citicasters Price are subject to the adjustment in connection with (i) the issuance of a stock dividend to holders of Jacor Common Stock, a combination or subdivision or issuance by reclassification of Jacor Common Stock; (ii) the issuance of rights, options or warrants to all holders of Jacor Common Stock without charge to such holders to subscribe for or purchase shares of Jacor Common Stock at a price per share which is lower than the current market price; and (iii) certain distributions by Jacor to the holders of Jacor Common Stock of evidences of indebtedness or of its assets (excluding cash dividends, or distributions out of earnings or out of surplus legally available for dividends) or of convertible securities, all as set forth in the Citicasters Warrant Agreement. Notwithstanding the foregoing, no adjustment in the number of shares of Jacor Common Stock issuable upon the exercise of Citicasters Warrants will be required until such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of Jacor Common Stock purchasable upon the exercise of each Citicasters Warrant. In addition, Jacor may at its option reduce the Citicasters Price.

    In case of any consolidation or merger of Jacor with or into another corporation, or any sale, transfer or lease to another corporation of all or substantially all of the property of Jacor, the Citicasters warrant agreement requires that effective provisions be made so that each holder of an outstanding Citicasters Warrant will have the right thereafter to exercise the Citicasters Warrant for the kind and amount of securities and property receivable in connection with such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Jacor Common Stock for which such Citicasters Warrant were exercisable immediately prior thereto. In addition, if Jacor takes any action prior to the issuance of the Citicasters Warrants that would have required an adjustment in the exercise price of the Citicasters Warrants or in the number of shares purchasable upon exercise of the Citicasters Warrants, then the exercise price of the Citicasters Warrants or such number of shares will be adjusted upon issuance of the Citicasters Warrants to give effect to the adjustment which would have been required as a result of such action.

    The Citicasters warrant agreement may be amended or supplemented without the consent of the holders of Citicasters Warrants to cure any ambiguity or to correct or supplement any defective or inconsistent provision contained therein, or to make such other necessary or desirable changes which shall not adversely affect interest of the warrantholders. Any other amendment to the Citicasters warrant agreement requires the consent of warrantholders representing not less than 50% of the Citicasters Warrants then outstanding provided that no change in the number or nature of the securities purchasable upon the exercise of any Citicasters Warrant, or the Citicasters Price therefor, or the acceleration of the Citicasters Expiration Date, and no change in the antidilution provisions which would adversely affect the interest of the holders of Citicasters Warrants, shall be made without the consent of the holder of such Citicasters Warrant, other than such changes as are specifically prescribed by the Citicasters warrant agreement or are made in compliance with the applicable law.

    No holder of Citicasters Warrants is entitled to vote or receive dividends or be deemed for any purpose the holder of Jacor Common Stock until the Citicasters Warrants are properly exercised as provided in the Warrant Agreement.

REGISTRAR, TRANSFER AGENT AND WARRANT AGENT

    KeyCorp Shareholder Services, Inc. is the registrar and transfer agent for the Common Stock and the warrant agent for the Warrants and the Citicasters Warrants.

                          DESCRIPTION OF INDEBTEDNESS

CREDIT FACILITY


    JCC entered into its existing credit facility on June 12, 1996, as amended on February 14, 1997, (the "Credit Facility") with a syndicate of banks and other financial institutions. The Credit Facility provides availability of up to $750.0 million of loans to JCC in three components: (i) a revolving credit facility of up to $450.0 million with mandatory semi-annual commitment reductions beginning March 18, 1999 and a final maturity date of June 12, 2003;
(ii) a term loan of $200.0 million with scheduled semi-annual reductions beginning December 12, 1997 and a final maturity date of June 12, 2003; and
(iii) a tranche B term loan of $100.0 million with scheduled semi-annual reductions beginning December 12, 1997 and a final maturity date no later than June 12, 2004.



    The Credit Facility bears interest at a rate that fluctuates with a bank base rate and/or the Eurodollar rate per annum.


    The loans under the Credit Facility are guaranteed by each of Jacor's direct and indirect subsidiaries other than certain immaterial subsidiaries. Jacor's obligations with respect to the Credit Facility and each guarantor's obligations with respect to the related guaranty are secured by substantially all of their respective assets, including, without limitation, inventory, equipment, accounts receivable, intercompany debt and, in the case of Jacor's subsidiaries, capital stock. JCC's obligations under the Credit Facility are secured by a first priority lien on the capital stock of JCC's subsidiaries and by the guarantee of JCC's parent, Jacor.

    The Credit Facility contains covenants and provisions that restrict, among other things, JCC's ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) make investments and advances; (iv) enter into guarantees and other contingent obligations; (v) merge or consolidate with or acquire another person or engage in other fundamental changes; (vi) engage in certain sales of assets; (vii) make capital expenditures; (viii) enter into leases; (ix) engage in certain transactions with affiliates; and (x) make restricted junior payments. The Credit Facility also requires the satisfaction of certain financial performance criteria (including a consolidated interest coverage ratio, a leverage-to-operating cash flow ratio and a consolidated operating cash flow available for fixed charges ratio) and the repayment of loans under the Credit Facility with proceeds of certain sales of assets and debt issuances, and with 50% of JCC's Consolidated Excess Cash Flow (as defined in the Credit Facility).

    Events of default under the Credit Facility include various events of default customary for such type of agreement, such as failure to pay scheduled payments when due, cross defaults on other indebtedness, change of control events under other indebtedness (including the LYONs, the 1994 9 3/4% Notes, the 1996 10 1/8% Notes and the 1996 9 3/4% Notes, all as defined herein) and certain events of bankruptcy, insolvency and reorganization. In addition, the Credit Facility includes events of default for JCC and the cessation of any lien on any of the collateral under the Credit Facility as a perfected first priority lien and the failure of Zell/Chilmark appointees to represent at least 30% of the Jacor Board of Directors.

    For purposes of the Credit Facility, a change of control includes the occurrence of any event that triggers a change of control under the LYONs, the 1994 9 3/4% Notes, the 1996 10 1/8% Notes or the 1996 9 3/4% Notes. Such change of control under the Credit Facility would constitute an event of default which would give the syndicate the right to accelerate the unpaid principal amounts due under the Credit Facility. Upon such acceleration, there is no assurance that JCC will have funds available to fund such repayment or that such funds will be available or terms acceptable to JCC.

    THE 1996 9 3/4% NOTES. In December 1996, JCC conducted an offering (the "1996 9 3/4% Notes Offering") whereby JCC issued and sold $170 million aggregate principal amount of 9 3/4% Senior Subordinated Notes (the "1996 9 3/4% Notes"). The 1996 9 3/4% Notes have interest payment dates of June 15 and December 15, commencing on June 15, 1997, and mature on December 15, 2006.

    The 1996 9 3/4% Notes were issued pursuant to an indenture between JCC and The Bank of New York, as Trustee (the "1996 9 3/4% Note Indenture"). The 1996
9 3/4% Note Indenture contains certain covenants which impose certain limitations and restrictions on the ability of Jacor to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all its assets and make investments in unrestricted subsidiaries.

    If a change of control occurs, JCC will be required to offer to repurchase all outstanding 1996 9 3/4% Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that JCC will have sufficient funds to purchase all of the 1996 9 3/4% Notes in the event of a change of control offer or that JCC would be able to obtain financing for such purpose on favorable terms, if at all. In addition, the Credit Facility restricts JCC's ability to repurchase the 1996 9 3/4% Notes, including pursuant to a change of control offer. Furthermore, a change of control under the 1996 9 3/4% Note Indenture will result in a default under the Credit Facility.

    As used herein, (a) prior to the earlier of (x) the maturity of the 1994
9 3/4% Notes, (y) the date upon which defeasance of the 1994 9 3/4% Notes becomes effective, and (z) the date on which there are no longer any 1994 9 3/4% Notes outstanding under the terms of the governing indenture (each a "1994
9 3/4% Note Event"), a "Change of Control" means any transaction or series of transactions in which any of the following occurs: (i) any person or group (within the meaning of Rule 13d-3 under the Exchange Act and Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), other than Zell/Chilmark or any of its Affiliates, becomes the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of
(A) greater than 50% of the total voting power (on a fully diluted basis as if all convertible securities had been converted) entitled to vote in the election of directors of JCC or Citicasters Co. ("CitiCo") or the surviving person (if other than Jacor), or (B) greater than 20% of the total voting power (on a fully diluted basis as if all convertible securities had been converted) entitled to vote in the election of directors of JCC or CitiCo, or the surviving person (if other than JCC), and such person or group has the ability to elect, directly or indirectly, a majority of the members of the Board of Directors of JCC; or (ii) JCC or CitiCo consolidates with or merges into another person, another person consolidates with or merges into JCC or CitiCo, JCC or CitiCo issues shares of its Capital Stock or all or substantially all of the assets of JCC or CitiCo are sold, assigned, conveyed, transferred, leased or otherwise disposed of to any person as an entirety or substantially as an entirety in one transaction or a series of related transactions and the effect of such consolidation, merger, issuance or sale is as described in clause (i) above. Notwithstanding the foregoing, no Change of Control shall be deemed to have occurred by virtue of
(I) JCC or any of its employee benefit or stock plans filing (or being required to file after the lapse of time) a Schedule 13D or 14D-1 (or any successor or similar schedule, form or report under the Exchange Act) or (II) the purchase by one or more underwriters of Capital Stock of JCC in connection with a Public Offering; and (b) upon and following a 1994 9 3/4% Note Event, a "Change of Control" will mean (i) any merger or consolidation of JCC with or into any person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of any of the assets of JCC, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate normally entitled to vote in the election of directors, managers, or trustees, as applicable, of the transferee(s) or surviving entity or entities, (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock of JCC then outstanding normally entitled to vote in elections of directors, or (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of JCC (together with any new directors whose election by such Board or whose nomination for election by the shareholders of JCC was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of JCC then in office.


    The events of default under the 1996 9 3/4% Note Indenture include various events of default customary for such type of agreement, including the failure to pay principal and interest when due on the 1996 9 3/4% Notes, cross defaults on other indebtedness for borrowed monies in excess of $5.0 million (which indebtedness would therefore include the Credit Facility, the LYONs and the 1996 10 1/8% Notes) and certain events of bankruptcy, insolvency and reorganization.


1996 10 1/8% NOTES

    In June 1996, Jacor and JCAC, Inc., a Florida corporation ("JCAC") and wholly-owned subsidiary of Jacor which was merged with and into Citicasters (now known as JCC) in September 1996 (the "JCAC Merger"), consummated the sale by JCAC of $100.0 million aggregate principal amount of 10 1/8% Senior Subordinated Notes due 2006 (the "1996 10 1/8% Notes"). JCAC loaned the net proceeds of the sale of the Notes (the "1996 10 1/8% Notes Offering") to Jacor in connection with the financing for the merger. Upon the consummation of the JCAC Merger, the 1996 10 1/8% Notes became obligations of Citicasters Inc. (now known as JCC).

    The 1996 10 1/8% Notes will mature on June 15, 2006. The 1996 10 1/8% Notes bear interest at the rate per annum of 10 1/8% from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1996, to the persons in whose names such 1996 10 1/8% Notes are registered at the close of business on the June 1 or December 1 immediately preceding such interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The trustee under the indenture for the 1996 10 1/8% Notes (the "1996 10 1/8% Note Indenture") authenticated and delivered the Notes for original issue in an aggregate principal amount of $100.0 million.

    The 1996 10 1/8% Notes are not redeemable at JCC's option before June 15, 2001. Thereafter, the 1996 10 1/8% Notes are subject to redemption at the option of JCC, at redemption prices declining from 105.063% of the principal amount for the twelve months commencing June 15, 2001 to 100% on and after June 15, 2004, plus in each case, accrued and unpaid interest thereon to the applicable redemption date.

    The 1996 10 1/8% Note Indenture contains certain covenants which impose certain limitations and restrictions on the ability of JCC to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of asset sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all its assets and make investments in unrestricted subsidiaries.

    If a change of control occurs, JCC is required to offer to repurchase all outstanding 1996 10 1/8% Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance that JCC will have sufficient funds to purchase all of the 1996 10 1/8% Notes in the event of a change of control offer or that JCC would be able to obtain financing for such purchase on favorable terms, if at all. In addition, the Credit Facility restricts JCC's ability to repurchase the 1996 10 1/8% Notes, including pursuant to a change of control offer. Furthermore, a change of control under the 1996 10 1/8% Note Indenture will result in a default under the Credit Facility.

    A Change of Control under the indenture governing the 1996 10 1/8% Notes means any transaction or series of transactions in which any of the following occurs: (i) any person or group (within the meaning of Rule 13d-3 under the Exchange Act and Sections 13(d) and 14(d) of the Exchange Act), other than Zell/ Chilmark or any of its Affiliates, becomes the direct or indirect beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of (A) greater than 50% of the total voting power (on a fully diluted basis as if all convertible securities had been converted) entitled to vote in the election of directors of JCC, or the surviving person (if other than JCC), or (B) greater than 20% of the total voting power (on a fully diluted basis as if all convertible securities had been converted) entitled to vote in the election of directors of JCC, or the surviving person (if other than JCC), and such person or group has the ability to elect, directly or indirectly, a majority of the members of the Board of Directors of JCC; or (ii) JCC consolidates with or merges into another person, another person consolidates with or merges into JCC, JCC issues shares of its Capital Stock or all or substantially all of the assets of JCC are sold, assigned, conveyed, transferred, leased or otherwise disposed of to any person as an entirety or substantially as an entirety in one transaction or a series of related transactions and the effect of such consolidation, merger, issuance or sale is as described in clause (i) above.

    Events of default under the 1996 10 1/8% Note Indenture include various events of default customary for such type of agreement, including the failure to pay principal and interest when due on the Notes, cross defaults on other indebtedness for borrowed monies in excess of $5.0 million (which indebtedness therefore includes the Credit Facility, the LYONs (as defined herein) and the 1996 9 3/4% Notes) and certain events of bankruptcy, insolvency and reorganization.

1994 9 3/4% NOTES

    The 9 3/4% Senior Subordinated Notes due 2004 (the "1994 9 3/4% Notes") are general unsecured obligations of JCC and are subordinated in rights of payment to all Senior Indebtedness (as defined in the 1994 9 3/4% Note Indenture). The 1994 9 3/4% Notes were issued pursuant to an Indenture between Citicasters Inc. (now known as JCC) and Shawmut Bank Connecticut, National Association, as Trustee (the "1994 9 3/4% Note Indenture").

    Following Jacor's repurchase of $15.0 million of the 1994 9 3/4% Notes subsequent to the 1996 9 3/4% Notes Offering, the December 31, 1996 aggregate outstanding principal amount of the 1994 9 3/4% Notes was $3.1 million. The 1994 9 3/4% Notes mature on February 15, 2004, and accrue interest at the rate of 9 3/4% per annum.

    The 1994 9 3/4% Notes are not redeemable at JCC's option before February 15, 1999 (other than in connection with certain public offerings of JCC Common Stock, as described below). Thereafter, the 1994 9 3/4% Notes are subject to redemption at the option of JCC, at redemption prices declining from 104.875% of the principal amount for the twelve months commencing February 15, 1999 to 100.00% on and after February 15, 2002, plus, in each case, accrued and unpaid interest thereon to the applicable redemption date.

    In addition, at any time on or before February 15, 1999, (i) up to 25% of the aggregate principal amount of the 1994 9 3/4% Notes may be redeemed at a redemption price of 108.75% of the principal amount thereof, plus accrued and unpaid interest, out of the net proceeds of public offerings of primary shares of JCC Common Stock, and after giving effect to such redemption at least $100.0 million in 1994 9 3/4% Notes remain outstanding and (ii) upon a Change of Control (as defined in the 1994 9 3/4% Note Indenture), the 1994 9 3/4% Notes can be redeemed provided at least $100.0 million of 1994 9 3/4% Notes remain outstanding and such redemption occurs within 180 days of the date of a Change of Control. In addition, prior to December 31, 1996, JCC can redeem the 1994
9 3/4% Notes from the proceeds of Asset Sales (as defined in the 1994 9 3/4%
Note Indenture) subject to certain restrictions.

    Within 60 days after any Change of Control, JCC or its successors must make an offer to purchase the 1994 9 3/4% Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. The 1994 9 3/4% Note Indenture contains certain covenants which impose certain limitations and restrictions on the ability of JCC to incur additional indebtedness, pay dividends or make other distributions, make certain loans and investments, apply the proceeds of Asset Sales (and use the proceeds thereof), create liens, enter into certain transactions with affiliates, merge, consolidate or transfer substantially all its assets, and make investments in unrestricted subsidiaries. The 1994 9 3/4% Note Indenture includes various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the 1994 9 3/4% Notes, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

LIQUID YIELD OPTION-TM- NOTES

    In June 1996, Jacor consummated the issuance and sale of Liquid Yield Option-TM- Notes due June 12, 2011 (the "LYONs") in the aggregate principal amount at maturity of $226.0 million (excluding $33.9 million aggregate principal amount at maturity subject to the over-allotment option) (the "LYONs Offering"). Each LYON had an Issue Price of $443.4 and has a principal amount at maturity of $1,000.

    Each LYON is convertible, at the option of the holder, at any time on or prior to maturity, unless previously redeemed or otherwise purchased, into Jacor Common Stock at a conversion rate of 13.412 shares per LYON. The conversion rate will not be adjusted for accrued original issue discount, but is subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount; such accrued original issue discount will be deemed paid by the Common Stock received by the holder on conversion.

    The LYONs are not redeemable by Jacor prior to June 12, 2001. Thereafter, the LYONs are redeemable for cash at any time at the option of Jacor, in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption.

    The LYONs will be purchased by Jacor, at the option of the holder, on June 12, 2001 and on June 12, 2005 for a Purchase Price of $581.25 and $762.39 (representing issue price plus accrued original issue discount to each date), respectively, representing a 5.50% yield per annum to the holder on such date, computed on a semiannual bond equivalent basis. Jacor, at its option, may elect to pay the purchase price on any such purchase date in cash or Jacor Common Stock, or any combination thereof. In addition, as of 35 business days after the occurrence of a change in control of Jacor occurring on or prior to June 12, 2001, each LYON will be purchased for cash, by Jacor, at the option of the holder, for a change in control purchase price equal to the issue price plus accrued original issue discount to the change in control purchase date set for such purchase. The change in control purchase feature of the LYONs may in certain circumstances have an anti-takeover effect.

    Under the indenture for the LYONs (the "LYONs Indenture"), a "Change in Control" of Jacor is deemed to have occurred at such time as (i) any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) other than Zell/Chilmark, Jacor, any subsidiary of Jacor, or any employee benefit plan of either Jacor or any subsidiary of Jacor, files a
Schedule 13D or 14D-1 under the Exchange Act (or any successor schedule, form or report) disclosing that such person has become the beneficial owner of 50% or more of the Jacor Common Stock or other capital stock of Jacor into which such Jacor Common Stock is reclassified or changed, with certain exceptions, or (ii) there shall be consummated any consolidation or merger of Jacor (a) in which Jacor is not the continuing or surviving corporation or (b) pursuant to which the Jacor Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of Jacor in which the holders of Jacor Common Stock immediately prior to the consolidation or merger own, directly or indirectly, at least a majority of Jacor Common Stock of the continuing or surviving corporation immediately after the consolidation or merger. A Change of Control under the LYONs Indenture constitutes an event of default under the Credit Facility.

    The LYONs Indenture includes various events of default customary for such type of agreement, such as cross defaults on other indebtedness for borrowed monies in excess of $10.0 million (which indebtedness therefore includes the Credit Facility, the 1996 10 1/8% Notes and the 1996 9 3/4% Notes) and certain events of bankruptcy, insolvency and reorganization.

                              PLAN OF DISTRIBUTION

SALES BY JACOR

    From time to time, Jacor will issue and sell shares of Common Stock to the holders of the Warrants upon the exercise of such Warrants in accordance with their terms. All shares of Common Stock issued upon the exercise of Warrants issued to the holders of record of such Warrants, including shares issued to the Selling Security Holders, will be freely transferable, except the shares of Common Stock received by persons (other than the Selling Security Holders) who were deemed to be "affiliates" (as such term is defined under the Securities
Act) of Jacor and/or Citicasters prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who are affiliates of Jacor and/or Citicasters) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Jacor and/or Citicasters include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

SALES BY THE SELLING SECURITY HOLDERS

    The Registrable Securities covered by this Prospectus may be offered for sale by the Selling Security Holders named herein (as amended from time to time) from time to time pursuant and subject to the applicable provisions of the Registration Rights Agreement, subject to certain blackout periods described below. Under the Registration Rights Agreement, Jacor is required to maintain the effectiveness of the registration statement to which this Prospectus relates until the earlier of (i) the first date as of which all Registrable Securities cease to be Registrable Securities and (ii) the later of (A) the third anniversary of the closing date of the Merger and (B) the first anniversary of the date on which the last Warrant was exercised.

    Under the terms of the Registration Rights Agreement and subject to certain conditions and limitations set forth therein, Jacor may determine that this Prospectus will not be usable by Holders for reasonable periods of time not in excess of 60 consecutive days (a "Blackout Period") if Jacor (a) determines in good faith that the registration and distribution of the Registrable Security (or use of this Prospectus) would interfere with any pending financing, acquisition, corporate reorganization or other corporate development involving Jacor or any of its subsidiaries or would require premature disclosure thereof, and (b) promptly gives the Holders written notice thereof, such notice to contain a general statement of the reasons for the postponement or restriction on use and an approximation of the anticipated delay. The aggregate number of days included in all Blackout Periods during any consecutive twelve months shall not exceed 120 days.

    Subject in all cases to the restrictions in the Registration Rights Agreement described above, any distribution hereunder of the Warrants and/or Common Stock by the Selling Security Holders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions), in special offerings, on the Nasdaq National Market or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or (e) by any other legally available means. Also, offers to purchase the Warrants and/or Common Stock may be solicited by agents designated by the Selling Security Holders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

    In connection with distributions of the Registrable Security or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Registrable Securities in the course of hedging the positions they assume with Selling Security Holders. The Selling Security Holders may also sell short and redeliver the shares to close out such short positions. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the Registrable Securities offered hereby, which Registrable Securities such broker-dealer or other financial institution, may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Security Holders and SFE may also pledge the Registrable Securities registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Registrable Securities pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

    Certain costs, expenses and fees in connection with the registration of the Registrable Securities, including certain costs of legal counsel for the Selling Security Holders, will be borne by Jacor. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Registrable Securities will be borne by the Selling Security Holders. The Selling Security Holders have agreed to indemnify Jacor or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Registrable Securities pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, Jacor has agreed to indemnify the Selling Registrable Security Holders or any underwriter, as the case may be, and any of their respective affiliates, directors, officers trustees, partners, and controlling persons, and any agent or investment advisor thereof against certain liabilities in connection with the offering of the Registrable Securities pursuant to this Prospectus, including liabilities arising under the Securities Act.

    This Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 145 may be sold under Rule 145 rather than pursuant to this Prospectus.

                                    EXPERTS

    The consolidated balance sheets of Jacor Communications, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995; and the combined balance sheets of the Selected Gannett Radio Stations as of December 31, 1995 and September 29, 1996 and the combined statements of operations, changes in Gannett's investment in radio stations and cash flows for the years ended December 25, 1994 and December 31, 1995 and the nine month period ended September 29, 1996; and the consolidated balance sheets of Regent Communications, Inc. and Subsidiaries as of December 31, 1995 and September 30, 1996 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Citicasters Inc. as of December 31, 1995 and 1994 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995, appearing in Jacor's Form 8-K dated March 27, 1996, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to Citicasters Inc.'s emergence from bankruptcy and subsequent adoption of "fresh-start reporting" as of December 31, 1993, as more fully described in Note B to the consolidated financial statements), included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Noble Broadcast Group, Inc. as of December 31, 1995 and December 25, 1994 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report (which includes an explanatory paragraph relating to Jacor's agreement to purchase Noble Broadcast Group, Inc. as described in Note 2 to the consolidated financial statements), of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The legality of the shares of Common Stock to be issued in connection with the exercise of the Warrants is being passed upon for Jacor by Graydon, Head & Ritchey, Cincinnati, Ohio.

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                                     -------------------------------------------

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
AVAILABLE INFORMATION..........................          2

INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE....................................          3

RISK FACTORS...................................          4

BUSINESS OF JACOR..............................          7

USE OF PROCEEDS................................          7

SELLING SECURITY HOLDERS.......................          7

DESCRIPTION OF CAPITAL STOCK...................         10
  Common Stock.................................         10
  Class A and Class B Preferred Stock..........         10
  Warrants.....................................         10
  Citicasters Warrants.........................         12
  Registrar, Transfer Agent and Warrant
    Agent......................................         13

DESCRIPTION OF INDEBTEDNESS....................         14
  Credit Facility..............................         14
  1996 9 3/4% Notes............................         14
  1996 10 1/8% Notes...........................         16
  1994 9 3/4% Notes............................         17
  Liquid Yield Option-TM- Notes................         18

PLAN OF DISTRIBUTION...........................         19
  Sales by Jacor...............................         19
  Sales by the Selling Security Holders........         19

EXPERTS........................................         20

LEGAL MATTERS..................................         21


                           JACOR COMMUNICATIONS, INC.


                              2,932,289 SHARES OF
                                  COMMON STOCK
                                      AND
                         4,436,076 WARRANTS TO PURCHASE
                                  COMMON STOCK
                          (INCLUDING 500,000 SHARES OF
                                  COMMON STOCK
                              UNDERLYING WARRANTS)


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                               FEBRUARY 27, 1997


-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is an itemized statement of the fees and expenses (all but the SEC fees are estimates) in connection with the issuance and distribution of the shares of Common Stock being registered hereunder. All such fees and expenses shall be borne by Jacor except for underwriting discounts and commissions and transfer taxes, if any, with respect any shares being sold by the Selling Security Holders.


SEC Registration fees...........................................  $28,080.20
Nasdaq National Market Listing Fee..............................  $27,500.00
Blue Sky fees and expenses......................................  $2,000.00
Printing and engraving expenses.................................  $1,000.00
Transfer agent and registrar fee and expenses...................  $3,000.00
Attorneys' fees and expenses....................................  $25,000.00
Accounting fees and expenses....................................  $10,000.00
Miscellaneous...................................................  $1,130.19
                                                                  ---------
    Total.......................................................  $97,710.39
                                                                  ---------
                                                                  ---------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Jacor, being incorporated under the General Corporation Law of the State of Delaware, is empowered by Section 145 of such law ("Statute"), subject to the procedures and limitations stated in the Statute, to indemnify any person ("Indemnitee") against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with any threatened, pending or completed action, suit or proceeding to which an Indemnitee is made a party or threatened to be made a party by reason of the Indemnitee's being or having been a director, officer, employee or agent of Jacor or a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of Jacor. The Statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Statute also provides that Jacor may purchase insurance on behalf of any director, officer, employee or agent.

    Article Sixth of Jacor's Certificate of Incorporation contains provisions permitted by Section 102 of the General Corporation Law of the State of Delaware which eliminate personal liability of members of its board of directors for violations of their fiduciary duty of care. Neither the Delaware General Corporation Law nor the Certificate of Incorporation, however, limits the liability of a director for breaching such director's duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase under circumstances where such payment or repurchase is not permitted under the Statute, or obtaining an improper personal benefit.

    Article 8 of Jacor's Bylaws provides that Jacor is obligated to indemnify an Indemnitee in each and every situation where Jacor is obligated to make such indemnification pursuant to the Statute. Jacor must also indemnify an Indemnitee in each and every situation where, under the Statute, Jacor is not obligated but is nevertheless permitted or empowered to make such indemnification. However, before making such indemnification with respect to any situation covered by the preceding sentence, (i) Jacor shall promptly make or cause to be made, by any of the methods referred to in subsection (d) of the Statute, a determination as to whether the Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of Jacor, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that such Indemnitee's conduct was unlawful and

(ii) no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of Jacor, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that such Indemnitee's conduct was unlawful.

    Pursuant to authority contained in its Bylaws, Jacor maintains in force a standard directors' and officers' liability insurance policy providing coverage of $10,000,000 against liability incurred by any director or officer in his or her capacity as such.

    The preceding discussion of the Statute and Jacor's Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the complete texts of Jacor's Certificate of Incorporation and Bylaws and to the Statute.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                             SEE INDEX TO EXHIBITS

ITEM 17.  UNDERTAKINGS.

        (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

               (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Jacor pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Jacor's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

        (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Jacor pursuant to the foregoing provisions, or otherwise, Jacor has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Jacor of expenses incurred or paid by a director, officer or controlling person of Jacor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Jacor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement No. 333-21419 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, State of Kentucky on this 26th day of February, 1997.



                                JACOR COMMUNICATIONS, INC.

                                By:               /s/ JON M. BERRY
                                     -----------------------------------------
                                                   Jon M. Berry,
                                        SENIOR VICE PRESIDENT AND TREASURER




    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement No. 333-21419 has been signed on February 26, 1997 by the following persons in the capacities indicated.



                                          Principal Financial and
Principal Executive Officer:              Accounting Officer:

/s/ RANDY MICHAELS                        /s/ R. CHRISTOPHER WEBER
--------------------------------------    --------------------------------------
Randy Michaels                            R. Christopher Weber
  Chief Executive Officer and Director    Senior Vice President, Chief Financial
                                          Officer
                                          and Secretary

/s/ ROBERT L. LAWRENCE                    /s/ ROD F. DAMMEYER*
--------------------------------------    --------------------------------------
Robert L. Lawrence                        Rod F. Dammeyer
  President, Chief Operating Officer      Director
  and Director

/s/ SHELI Z. ROSENBERG*                   /s/ F. PHILIP HANDY*
--------------------------------------    --------------------------------------
Sheli Z. Rosenberg                        F. Philip Handy
  Board Chair and Director                Director

/s/ JOHN W. ALEXANDER*                    /s/ MARC LASRY*
--------------------------------------    --------------------------------------
John W. Alexander                         Marc Lasry
  Director                                Director

*By: /s/ JON M. BERRY
--------------------------------------
Jon M. Berry,
    as attorney-in-fact, pursuant to a
  power of
    attorney previously filed.

                               INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                        PAGE
------------------------------------------------------------------  ------------
 2.1    Agreement and Plan of Merger dated as of October 8, 1996,
          as amended, ("Regent Merger Agreement") between Jacor
          Communications, Inc. ("Jacor") and Regent
          Communications, Inc. (omitting schedules and exhibits
          not deemed material). Incorporated by reference to
          Exhibit 2.1 to Jacor's Current Report on Form 8-K dated
          October 23, 1996, and attached as Annex I to the
          Prospectus/Information Statement in this Registration
          Statement. .............................................     *

 2.2    Form of Warrant Agreement between Jacor and KeyCorp
          Shareholder Services, Inc., as warrant agent (included
          as Exhibit B to Regent Merger Agreement). Incorporated
          by reference to Exhibit 2.2 to Jacor's Current Report on
          Form 8-K dated October 23, 1996, and attached as Annex
          II to the Prospectus/Information Statement in this
          Registration Statement. ................................     *

 2.3    Escrow Agreement dated as of October 8, 1996 among Jacor,
          Regent Communications, Inc. and PNC Bank, as escrow
          agent (included as Exhibit H to Regent Merger
          Agreement). Incorporated by reference to Exhibit 2.3 to
          Jacor's Current Report on Form 8-K dated October 23,
          1996, and attached as Annex III to the
          Prospectus/Information Statement in this Registration
          Statement. .............................................     *

 2.4    Registration Rights Agreement dated as of October 8, 1996
          among Jacor and the parties listed in Schedule I thereto
          (included as Exhibit I to Regent Merger Agreement).
          Incorporated by reference to Exhibit 2.4 to Jacor's
          Current Report on Form 8-K dated October 23, 1996, and
          attached as Annex V to the Prospectus/Information
          Statement in this Registration Statement. ..............     *

 2.5    Agreement and Plan of Merger dated February 12, 1996 among
          Citicasters Inc. ("Citicasters"), Jacor and JCAC, Inc.
          Incorporated by reference to Exhibit 2.1 to Jacor's
          Current Report on Form 8-K dated February 27, 1996. ....     *

 2.6    Warrant Agreement dated as of September 18, 1996 between
          Jacor and KeyCorp Shareholder Services, Inc., as warrant
          agent. Incorporated by reference to Exhibit 4.1 to
          Jacor's Current Report on Form 8-K dated October 3,
          1996. ..................................................     *

 2.7    Supplemental Agreement dated as of September 18, 1996
          between Jacor and KeyCorp Shareholder Services, Inc., as
          warrant agent. Incorporated by reference to Exhibit 4.2
          of Jacor's Current Report on Form 8-K dated October 3,
          1996. ..................................................     *

 2.8    Registration Rights Agreement dated as of August 5, 1996
          among Jacor, JCAC, Inc., Great American Insurance
          Company, American Financial Corporation, American
          Financial Enterprises, Inc., Carl H. Lindner, The Carl
          H. Lindner Foundation, and S. Craig Lindner.
          Incorporated by reference to Exhibit 2.22 to Jacor's
          Post-Effective Amendment No. 1 on Form S-3 to Form S-4
          (File No. 333-6639). ...................................     *

                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                        PAGE
------------------------------------------------------------------  ------------
 2.9    Stock Purchase and Stock Warrant Redemption Agreement
          dated as of February 20, 1996 among Jacor, Prudential
          Venture Partners II, L.P., Northeast Ventures, II, John
          T. Lynch, Frank A. DeFrancesco, Thomas R. Jiminez,
          William R. Arbenz, CIHC, Incorporated, Bankers Life
          Holding Corporation and Noble Broadcast Group, Inc.
          ("Noble") (omitting exhibits not deemed material or
          filed separately in executed form). [Prudential and
          Northeast are sometimes referred to hereafter as the
          "Class A Stockholders"; Lynch, DeFrancesco, Jiminez and
          Arbenz as the "Class B Stockholders," and CHIC and
          Bankers Life as the Warrant Sellers.] Incorporated by
          reference to Exhibit 2.1 to Jacor's Current Report on
          Form 8-K dated March 6, 1996, as amended. ..............     *

 2.10   Investment Agreement dated as of February 20, 1996, among
          Jacor, Noble and the Class B Stockholders (omitting
          exhibits not deemed material). Incorporated by reference
          to Exhibit 2.2 to Jacor's Current Report on Form 8-K
          dated March 6, 1996, as amended. .......................     *

 2.11   Asset Exchange Agreement dated as of September 26, 1996
          between Citicasters Co. and Pacific and Southern
          Company, Inc. (omitting schedules and exhibits not
          deemed material). Incorporated by reference to Exhibit
          2.1 to Jacor's Current Report on Form 8-K dated October
          11, 1996. ..............................................     *

 2.12   Form of Plan and Agreement of Merger between Jacor and New
          Jacor, Inc. Incorporated by reference to Annex VII to
          the Proxy Statement/Information
          Statement/Prospectus/Information Statement to Jacor's
          Form S-4 Registration Statement (File No. 333-6639). ...     *

 4.1    Indenture dated as of December 17, 1996 between Jacor
          Communications Company ("JCC") and The Bank of New York
          for JCC's 9 3/4% Senior Subordinated Notes due 2006 and
          Jacor's Guaranty thereof. Incorporated by reference to
          Exhibit 4.11 to Jacor's Form S-3 Registration Statement
          (File No. 333-19291). ..................................     *

 4.2    Indenture dated as of June 12, 1996 between Jacor and The
          Bank of New York for Jacor's Liquid Yield Option Notes
          Due 2011. Incorporated by reference to Exhibit 4.23 to
          Jacor's Form S-4 Registration Statement
          (File No. 333-6639). ...................................     *

 4.3    Indenture dated as of June 12, 1996 among Jacor, JCAC,
          Inc. and First Trust of Illinois, National Association
          for JCAC, Inc.'s 10 1/8% Senior Subordinated Notes due
          2006 and Jacor's Guaranty thereof. Incorporated by
          reference to Exhibit 4.24 to Jacor's Form S-4
          Registration Statement (File No. 333-6639). ............     *

 4.4    Credit Agreement dated as of June 12, 1996 ("Credit
          Agreement") by and among JCAC, Inc., the Lenders named
          therein (the "Lenders"), Chemical Bank, as
          Administrative Agent, Banque Paribas, as Documentation
          Agent, and Bank of America Illinois, as Syndication
          Agent. Incorporated by reference to Exhibit 4.27 to
          Jacor's Form S-4 Registration Statement
          (File No. 333-6639). ...................................     *

 4.5    Security Agreement dated as of June 12, 1996 by and
          between JCAC, Inc. and Chemical Bank as Administrative
          Agent. Incorporated by reference to Exhibit 4.28 to
          Jacor's Form S-4 Registration Statement (File No.
          333-6639). .............................................     *

                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                        PAGE
------------------------------------------------------------------  ------------
 4.6    Parent Guaranty dated as of June 12, 1996 by Jacor in
          favor of Chemical Bank, as Administrative Agent, for the
          Lenders and any Interest Rate Hedge Providers (as
          defined in the Credit Agreement). Incorporated by
          reference to Exhibit 4.29 to Jacor's Form S-4
          Registration Statement (File No. 333-6639). ............     *

 4.7    Pledge Agreement dated as of June 12, 1996 by and between
          Jacor and Chemical Bank, as Administrative Agent for the
          Agents (as defined in the Credit Agreement), the Lenders
          and any Interest Rate Hedge Providers. Incorporated by
          reference to Exhibit 4.30 to Jacor's Form S-4
          Registration Statement (File No. 333-6639). ............     *

 4.8    First Amendment dated as of June 18, 1996 to Credit
          Agreement dated as of June 12, 1996 by and among JCAC,
          Inc., the Lenders named therein, Chemical Bank, as
          Administrative Agent, Banque Paribas, as Documentation
          Agent, and Bank of America Illinois, as Syndication
          Agent. Incorporated by reference to Exhibit 4 to Jacor's
          Quarterly Report on Form 10-Q for the quarter ended June
          30, 1996. ..............................................     *

 4.9    Second Amendment dated as of September 18, 1996 to Credit
          Agreement dated as of June 12, 1996 by and among
          Citicasters (as successor by merger to JCAC, Inc.), the
          Lenders named therein, The Chase Manhattan Bank (as
          successor by merger to Chemical Bank),as Administrative
          Agent, Banque Paribas, as Documentation Agent, and Bank
          of America Illinois, as Syndication Agent (omitting
          exhibits not deemed material). Incorporated by reference
          to Exhibit 4.1 to Jacor's Quarterly Report on Form 10-Q
          for the quarter ended September 30, 1996. ..............     *

 4.10   Third Amendment dated as of October 8, 1996 to Credit
          Agreement dated as of June 12, 1996 by and among
          Citicasters (as successor by merger to JCAC, Inc.), the
          Lenders named therein, The Chase Manhattan Bank (as
          successor by merger to Chemical Bank), as Administrative
          Agent, Banque Paribas, as Documentation Agent, and Bank
          of America Illinois, as Syndication Agent (omitting
          exhibits not deemed material). Incorporated by reference
          to Exhibit 4.2 to Jacor's Quarterly Report on Form 10-Q
          for the quarter ended September 30, 1996. ..............     *

 4.11(#) Restricted Stock Agreement dated as of June 23, 1993 between Jacor and Rod F. Dammeyer. (1) Incorporated by
          reference to Exhibit 4.2 to Jacor's Quarterly Report on
          Form 10-Q dated August 13, 1993. .......................     *

 4.12(#) Stock Option Agreement dated as of June 23, 1993 between
          Jacor and Rod F. Dammeyer covering 10,000 shares of
          Jacor's common stock. (1) Incorporated by reference to
          Exhibit 4.3 to Jacor's Quarterly Report on Form 10-Q
          dated August 13, 1993. .................................     *

 4.13(#) Stock Option Agreement dated as of December 15, 1994 between Jacor and Rod F. Dammeyer covering 5,000 shares
          of Jacor's common stock. (3) Incorporated by reference
          to Exhibit 4.23 to Jacor's Quarterly Report on Form 10-Q
          dated August 13, 1993. .................................     *

 5.1    Opinion of Graydon, Head & Ritchey. ......................

10.1    Credit Agreement dated as of February 20, 1996 among
          Broadcast Finance, Inc. (a Jacor subsidiary), Noble
          Broadcast Group, Inc. and Noble Broadcast Holdings, Inc.
          (omitting exhibits not deemed material or filed
          separately in executed form). Incorporated by reference
          to Exhibit 10.1 to Jacor's Current Report on Form 8-K
          dated March 6, 1996, as amended. .......................     *

                                                                    SEQUENTIALLY
EXHIBIT                                                               NUMBERED
 NUMBER                   DESCRIPTION OF EXHIBIT                        PAGE
------------------------------------------------------------------  ------------
10.2    Subsidiary Guaranty dated as of February 20, 1996 in favor of Broadcast Finance, Inc. by Noble Broadcast Center,
          Inc., Noble Broadcast of Colorado, Inc., Noble Broadcast
          of St. Louis, Inc., Noble Broadcast of Toledo, Inc.,
          Nova Marketing Group, Inc., Noble Broadcast Licenses,
          Inc., Noble Broadcast of San Diego, Inc., Sports Radio,
          Inc. and Sports Radio Broadcasting, Inc. Incorporated by
          reference to Exhibit 10.2 to Jacor's Current Report on
          Form 8-K dated March 6, 1996, as amended. ..............     *

10.3    Term Note in the amount of $40,000,000 by Noble Broadcast
          Holdings, Inc. in favor of Broadcast Finance, Inc.,
          dated as of February 20, 1996. Incorporated by reference
          to Exhibit 10.3 to Jacor's Current Report on Form 8-K
          dated March 6, 1996, as amended. .......................     *

10.4    Revolving Note in the amount of $1,000,000 by Noble
          Broadcast Holdings, Inc. in favor of Broadcast Finance,
          Inc. dated as of February 20, 1996. Incorporated by
          reference to Exhibit 10.4 to Jacor's Current Report on
          Form 8-K dated March 6, 1996, as amended. ..............     *

10.5(#) Jacor Communications, Inc. 1993 Stock Option Plan.
          Incorporated by reference to Exhibit 99 to the Quarterly
          Report on Form 10-Q dated August 13, 1993. .............     *

10.6(#) Jacor Communications, Inc. 1995 Employee Stock Purchase
          Plan. Incorporated by reference to Exhibit 4.01 to the
          Registration Statement on Form S-8, filed on November 9,
          1994. ..................................................     *

12      Computation of Earnings to Fixed Charges. ................     *

21      Subsidiaries of Jacor. Incorporated by reference to
          Exhibit 21 of Jacor's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1995, as amended. .......     *

23.1    Consent of Coopers & Lybrand L.L.P. ......................

23.2    Consent of Ernst & Young L.L.P. ..........................

23.3    Consent of Price Waterhouse LLP...........................

23.4    Consent of Graydon, Head & Ritchey (included in opinion of counsel filed as Exhibit 5.1). .........................

24.1    Powers of Attorney of directors and officers of Jacor
          signing this Registration Statement. ...................

27.1    Financial Data Schedule of Jacor. Incorporated by
          reference to Jacor's Annual Report on Form 10-K for the
          year ended December 31, 1995, as amended. ..............     *


------------------------

(*) Incorporated by reference.


(**) Previously filed.


(#) Management Contracts and Compensatory Arrangements.

(1) Substantially identical documents were entered into with John W. Alexander,
    F. Philip Handy and Marc Lasry covering 20,000, 30,000 and 10,000 shares of common stock, respectively.

(2) Identical documents were entered into with John W. Alexander, F. Philip Handy and Marc Lasry.

(3) Identical documents were entered into with John W. Alexander, F. Philip Handy, Marc Lasry and Sheli Z. Rosenberg.